January 19, 2022

Mr. Mark Rakip

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Plug Power Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed May 14, 2021
File No. 001-34392

Dear Mr. Rakip and Mr. Blume:

This letter is being submitted on behalf of Plug Power Inc. (the “Company,” “Plug,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated December 20, 2021. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal year Ended December 31, 2020

Restatement Background, page 3

1.	We note your response to prior comments 2 and 4 and reissue our comments. We continue to believe the information provided in response to these comments is material and necessary for your Form 10-K to be complete. Please amend your filing to provide the information requested in prior comments 2 and 4.

Company Response:

The Company will amend its Annual Report on Form 10-K for the year ended December 31, 2020 to include revised management’s discussion and analysis disclosures for all restated periods, including the restated quarterly periods, and to disclose that the material weakness existed in 2018 and 2019. As discussed with the Staff, while the Company plans to file the amendment as soon as practicable, the amendment may be filed after the Company files its Annual Report on Form 10-K for the year ended December 31, 2021.

2.	We have reviewed your response to comment 3. We note that the ITC is reflected in both the equipment and the future service revenue. Please provide us with a specific and comprehensive analysis of your determination of whether the ITC is a separate performance obligation and how amounts have been allocated to revenue related to the ITC. Reference ASC 606-10-25-19 through 22 and ASC 606-10-32-28 or the applicable guidance you followed.

Company Response:

The investment tax credits are, by tax law, legally attached to the ownership of the equipment and cannot be separately sold or used by an entity other than the owner of the equipment. The ITC is a governmentally established subsidy over which the Company has no control, and it cannot be bought or sold between entities. The price a customer is willing to pay for the equipment may depend on the extent to which they are in a tax position to benefit from the ITC. This incremental benefit of equipment ownership is considered an attribute of the promise to provide the equipment rather than a promised good or service itself. This is analogous to an arrangement that provides exclusivity to a customer. While the exclusivity may affect the value of or price for the underlying good or service, it is generally not considered a promised good or service itself.

We have analyzed our sale contracts and determined that the only promised good or service is equipment. The Company also allocates a portion of the proceeds from the bank to the sale of future service revenue, with such allocation being recorded as a finance obligation on the Company’s consolidated balance sheet. With respect the ITC, the Company considered ASC 606-10-25-14 and 606-10-25-19 in determining whether the ITC was a separate performance obligation in the context of the key terms of the sale contracts.

Identifying promised goods or services in the contract

ASC 606-10-25-14 states the following:

At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or bundle of goods or services) that is distinct
b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer

The Company considers the only promised good or service under the purchase and sale contract and the bill of sale to be equipment. The Company also allocates a portion of the proceeds from the bank to the sale of future service revenue, with such allocation being recorded as a finance obligation on the Company’s consolidated balance sheet.

With respect to ASC 606-10-25-14, the Company does not consider the ITC to be a promised good or service. It is simply a tax benefit that the purchaser of the Company’s equipment may be entitled to. This tax benefit is controlled and conveyed by the taxing authority to the owner of the equipment under tax law. The tax authority has the right to change or eliminate the ITC. As a result, the Company cannot promise to transfer tax credits it does not control. We acknowledge that, in our response to the Staff dated August 20, 2021, we inadvertently suggested that the ITC was somehow transferred to the customer. However, we simply meant that the customer may be entitled to the ITC upon purchase of the equipment.

In fact, the ITC is not legally transferable, and therefore may not be bought or sold between or among taxpayers under the Internal Revenue Code of 1986, as amended (the “Code”), or any other federal income tax rules. Pursuant to section 48 of the Code, the ITC may be claimed only by the taxpayer that owns the qualifying energy property and places it into service, as determined for federal income tax purposes, and the amount of the credit is based on a statutory percentage of the expenditures that the same taxpayer has made with respect to the qualifying energy property. By contrast, there are certain tax credits and incentives related to other types of transactions in the marketplace offered by U.S. state taxing authorities that, pursuant to the applicable laws of the particular state, may be bought or sold between or among taxpayers.

Although we do not believe the ITC is a promise to the customer and therefore an analysis of whether a promise is distinct is not applicable, we did perform the analysis requested by the Staff using the guidance in ASC 606-10-25-19 through 22. This analysis, as further described below, supports that, regardless of whether the ITC is considered a promised good or service, it is not distinct from the equipment.

In order to determine whether a performance obligation is distinct, the Company considered ASC 606-10-25-19, which states the following:

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).
b.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

ASC 606-10-25-19(a) – Capable of being distinct

The Company does not sell the ITC separately from the equipment. However, the Company acknowledges that this fact is not determinative as to whether the ITC is capable of being distinct, so further analysis is required. Although the bank cannot benefit from the ITC without owning the equipment, we evaluated whether the equipment is considered a “readily available resource” pursuant to the guidance in ASC 606-10-25-20 which states, in part, “a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events.” It is not possible for the customer to acquire the equipment (from the Company or another entity) and separately acquire the ITC. As such, we do not believe the ITC is capable of being distinct. An alternative view might consider that because the equipment is transferred at the same time as the rights to the ITC that the equipment could be viewed as a resource the customer has already obtained and therefore capable of being distinct. However, even with that view, the equipment and the ITC are not separately identifiable as discussed below.

ASC 606-10-25-19 (b) – Separately identifiable

With respect to ASC 606-10-25-19 (b), the ITC is not explicitly identified in either the purchase and sale agreement or the bill of sale. However, the Company considered that there is a common understanding between the Company and its customers that the customer is purchasing equipment that may be eligible for an ITC, which requires further consideration as to whether the ITC is a separately identifiable performance obligation in the contract.

As noted in ASC 606-10-25-21, “in assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19 (b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or service individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.” When considering the factors in paragraph 25-21, the Company notes that the ITC and the equipment are highly interrelated because the purchase of qualifying energy equipment gives rise to the customer’s ability to claim an ITC on its tax return. In other words, we believe the customer views the transaction as the purchase of a single item: equipment that is ITC-eligible. The customer cannot choose to purchase one good or service without significantly affecting the other promised goods or services. In other words, if the ITC was a promise in the contract, the Company could not fulfill its individual promises independently from each other. The ITC cannot legally be transferred separately from the equipment.

As such, the ITC is not separately identifiable from other promises in the contracts.

Because the ITC does not represent a distinct performance obligation, no revenue has been allocated to the ITC itself.

Critical Accounting Estimates

Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page 61

3.	We have reviewed your response to comment 5 and have the following comments:

•	We note that the response references “required uptimes.”. Please clarify what is meant by this term and provide additional details regarding the products and/or services specified in the PPA arrangements and how the contracts are structured. For example, clarify if the PPAs include a specified number of fuel cells and related hydrogen infrastructure that will be provided to the customer. Also, clarify the nature of the customer in each PPA, including whether the customer is at the corporate level or at the individual location.

Company Response:

“Required uptimes” refers to the amount of time a customer’s forklift truck fleet is functioning. Our PPAs with customers require us to provide power to their forklift trucks through the use of hydrogen fuel cells and specify the amount of time the customer’s fleet must be functional. Our typical customer sites are distribution centers. The productivity of these distribution centers is critical to our customer’s operations and our customer’s primary concern is that the forklift trucks are functioning and productive at each of their locations. We commit in our PPAs that our services will meet the “required uptimes” for their forklift trucks at their specific locations. Our PPAs do not include any performance conditions that are specific to the assets that the Company uses to provide the promised services.

The PPAs reference the number and type of units and hydrogen infrastructure required based on the number and type of forklift trucks at the location. However, the PPAs do not specify the serial numbers of the units to be used at a specific location. Our customers are not contracting with the Company to use specifically identified assets, rather they are contracting for us to provide services and provide power from hydrogen fuel cells for their forklift trucks. As such, the Company is able to substitute units and hydrogen infrastructure. In fact, the Company has a history of substituting fuel cells at customer sites, primarily to ensure that performance uptimes for the customer’s forklift trucks are met.

A master PPA is agreed to between Plug and the customer at the corporate level. Addendums to that master PPA are done for each customer location.

•	Provide additional details regarding your substantive substitution conclusion. In this regard, we note that the response focuses on moving additional fuel cells to a particular customer site but it is unclear how the substitution provisions work. Additionally, tell us whether fuel cells are moved from one customer location to another location for that same customer or whether fuel cells are moved between two distinct customers. Finally, provide additional explanation regarding how you concluded that customers benefit economically from the substitution as the response seems to focus on moving additional fuel cells to a particular location.

Company Response

The Company has substantive substitution rights based on the Company’s practical ability to substitute alternative assets, and the economic benefits that it receives from exercising its substitution rights.

The Company has the contractual ability to substitute assets that are used at its customer sites. Although the PPAs do not have specific provisions that address substitution, the agreements do not include serial numbers or otherwise identify specific fuel cells or other equipment that are required to be used at a customer site. The customer cannot prevent the Company from substituting an asset and the Company has substitute assets readily available.

Additionally, the Company’s sale-leaseback arrangements do not prohibit the Company from using specific leased assets at different customer locations. The terms for the relocation of the leased-back equipment specify that the Company may relocate the equipment so long as certain conditions are satisfied. The lessor cannot restrict the relocation of the leased assets if specified conditions are met. These conditions are lessor/lender protective in nature. In fact, the respective lessors have never challenged or tried to restrict the relocation of the equipment subject to sale-leaseback arrangements when the Company has relocated these assets.

The Company has a history of moving fuel cells between customer locations and between different customers. Moving fuel cells between locations and customers is done in a number of circumstances; for example, during times of peak usage at a particular customer site, units are moved from other customer sites to help ensure uptime performance. Units can be taken from a customer location that is not experiencing peak usage to a customer location that is experiencing peak usage. This may result in the Company moving assets to a customer location in excess of the equipment specified in the PPA. When units are moved back to the non-peak location, the units often will not be the units that were originally moved from that location because there is no requirement for specific equipment to be used at specific locations. In that regard, management has the ability to deploy its assets in a manner that is most economically advantageous to the Company to meet its customer demands – similar to managing a fleet of assets.

Another example for moving units is a customer’s desire to emphasize a particular application. A customer may require a higher percentage of their units to operate in freezers. In order to maximize performance and efficiently manage uptimes, the Company may swap units from one location to another in order to meet the evolving performance requirements of its customers. In general, the Company maintains a large fleet of equipment (some wholly owned and some under sale-leaseback arrangements) and it can deploy those assets to serve existing and new PPA customers to meet its power uptime commitments in the most economical way.

As noted in our response dated November 16, 2021, the cost of moving the fuel cells from one customer location to another is not significant and typically ranges from approximately $130-$250 per unit (primarily shipping costs). We believe that the economic benefits of managing our fleet of assets across our customers to maximize their use, minimize maintenance costs, increase uptimes and avoid potential penalties significantly outweigh the minimal relocation costs of the fuel cells. In fact, as previously noted, we frequently move fuel cells between locations to receive the economic benefits of being able to substitute the assets at customer sites.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Gerard L. Conway, Jr. Robert P. Whalen, Jr., Goodwin Procter LLP
Asad Chaudry, KPMG LLP